

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 16, 2008

Allen T. Sterling
President and Chief Executive Officer
Auburn Bancorp, Inc.
256 Court Street, P.O. Box 3157
Auburn, Maine 04212

RE: Auburn Bancorp, Inc.
   Form S-1, filed on March 14, 2008
   File Number 333-149723

Dear Mr. Sterling:

   We have reviewed the above referenced Form S-1 and have the following comments. Where we have indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 1

1. Please revise the heading of this section to state that the summary provides "material information" rather than "selected information."

Employment Agreement, Page 9

2. Please include Mr. Sterling's Employment Agreement as an exhibit to this registration statement.

Tax Consequences, page 9

3. We are unable to locate the referenced tax disclosure in the body of the prospectus. Please revise.

Use of Proceeds, page 14 and page 27

4. In light of the aforementioned reasons for this offering, please disclose why Auburn Bancorp, Inc. will receive the more proceeds (both in percentage and actual cash) at the minimum point of the offering than at the maximum point. Please reconcile this disclosure with your objectives to raise capital for the Bank.

5. On page 8, you describe the shares to be purchased for the Employee Stock Ownership Plan as a constant percentage of total shares issued; however, in the tables on pages 14 and 27, the percentage seems to change at the different offering levels. Please reconcile this disclosure.

Risk Factors, page 17

6. Under appropriate subheading, please discuss the current market conditions for banks and any material impact this has had or will have on your company and the offering. We note, for example, the performance of other similar offerings disclosed on page 6.

Future changes in interest rates…, page 17

7. Please revise the second paragraph to reflect your actual experience. Please also describe your experience for the three risk factors beginning on page 18.

Pro Forma Data, pages 35-36

8. Please revise note 4 to clearly state how the pro forma adjustment for the amount of options granted under the equity incentive plan at each of the offering levels were determined at or for the six months ended December 31, 2007 and at or for the fiscal year ended June 30, 2007.

Exhibit 23.3 – Consent of Independent Registered Public Accounting Firm

9.   Please revise the consent to reference the report dated September 10, 2007 (except for Note 15, for which the report date is March 12, 2008).

Signatures, page 133

10. Identify the principal accounting officer. See the signature requirements for Form S-1.

Exhibit 5.0

11. We note you are under no obligation to update your opinion; please revise this language to make your opinion current as to the date of effectiveness or represent to the staff your intention to file your opinion immediately prior to effectiveness.

12. Please revise the fifth paragraph to remove the assumption that the company will have been duly chartered.

13. Please revise the first paragraph on page 2 to remove the assumption regarding board of director action.

14. Please delete the second paragraph on page 2.

Exhibit 8.1

15. We note you are under no obligation to update your opinion; please revise this language to make your opinion current as to the date of effectiveness or represent to the staff your intention to file your opinion immediately prior to effectiveness.

16. Please revise to indicate that the opinion addresses the material federal tax consequences of the transaction.

17. Please revise the second paragraph on page 3 to remove the assumption at item (vi) regarding authority.

18. Please revise the last paragraph to delete the first two sentences.

*   *   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



If you have any accounting questions please contact Chris Harley at 202-551-3695, or John Nolan, Accounting Branch Chief, at 202-551-3492. Any other questions should be directed to David Lyon at 202-551-3421 or me at 202-551-3464.

Sincerely,

David Lyon for

Kathryn McHale

By FAX: MichelleL.Basil
Fax number 617-310-9477